January 9, 2015 VIA EDGAR AND FEDEX Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4628	330 North Wabash Avenue
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Attn:	Jennifer Gowetski

Re:	Xenia Hotels & Resorts, Inc.

Form 10-12B

Filed August 11, 2014

File No. 001- 36594

Dear Ms. Gowetski:

On behalf of Xenia Hotels & Resorts, Inc., a Maryland corporation (the “Company” or “Xenia”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”), including certain exhibits.

This letter also responds to the December 15, 2014 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the Registration Statement. The Company’s response is as follows. For your convenience, the Staff’s comment is reproduced below in bold type and is followed by the Company’s response. Where we have revised the disclosure in Amendment No. 3 in response to the Staff’s comment, we have noted the applicable page number of the Information Statement (the “Information Statement”) that forms part of Amendment No. 3 in the response to the comment. In addition, certain marked copies of Amendment No. 3 provided to the Staff have been marked with the number of the response next to the corresponding text of Amendment No. 3.

Unaudited Pro Forma Combined Consolidated Financial Statements

3. Capital Contribution and Financing Transactions, page 91

1.	Please disclose in an amended filing how you determined interest expense adjustments of $5 million and $5.2 million for the nine months ended September 30, 2014 and the twelve months ended December 31, 2013, respectively. Additionally, to the extent that the actual interest rate you are charged could vary from the calculation you provide, please disclose the effect on income of a 1/8th percent variance in that interest rate for the nine months ended September 30, 2014 and the twelve months ended December 31, 2013, respectively..

January 9, 2015

Response: The Company has revised its disclosure on page 98 of Amendment No. 3 in response to the Staff’s comment.

If you have any questions regarding the foregoing response or Amendment No. 3 or need additional information, please do not hesitate to contact me by telephone at (312) 876-7681 or cathy.birkeland@lw.com.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland
of LATHAM & WATKINS LLP

Enclosures

cc: Marcel Verbaas, President and Chief Executive Officer, Xenia Hotels & Resorts, Inc.

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